May 20, 2026

Caroline Beasley
Chief Executive Officer
Beasley Broadcast Group, Inc.
3033 Riviera Drive, Suite 200
Naples, FL 34103

        Re: Beasley Broadcast Group, Inc.
            Registration Statement on Form S-3
            Filed May 15, 2026
            File No. 333-295967
Dear Caroline Beasley:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Mariam Mansaray at 202-551-6356 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Brian Miller